                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             The Austria Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   052587102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 8, 1999
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 10 Pages

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CUSIP No.: 052587102                  13D                   Page 2 of 10 Pages
--------------------                                        ------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. ID NO. OF ABOVE PERSON

               Bankgesellschaft Berlin AG
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                                      (a) [ ]

                                                                      (b) [ ]
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
      PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
-------------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER                               437,100
  SHARES
-------------------------------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER                                   0
   OWNED
-------------------------------------------------------------------------------
  BY EACH             SOLE DISPOSITIVE POWER                          437,100
 REPORTING
   PERSON             SHARED DISPOSITIVE POWER                              0
    WITH
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        437,100
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW                                [ ]
      (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                 5.5%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                             BK
-------------------------------------------------------------------------------



                               Page 2 of 10 Pages


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         This Amendment No. 3 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund"). In addition, this Amendment No. 3 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, business address and principal occupation of each director and executive officer of Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 437,100 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $4,783,833 (exclusive of commissions).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated November 23, 1998, relating to the Annual Meeting of Stockholders of the Fund held on January 13, 1999 states that, as of October 30, 1998, there were 11,703,031 shares of Common Stock outstanding. In a press release dated January 15, 1998, the Fund stated that it had repurchased approximately 32% of its shares. Accordingly, for purposes of this Item 5(a) the Fund is assumed to have 7,958,062 shares of Common Stock outstanding.

         The Bank is the beneficial owner of 437,100 shares of Common Stock, which constitute approximately 5.5% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following sales of the shares of Common Stock, all of which were made on the New York Stock Exchange.


      Date                   Number of Shares Sold           Price Per Share
-----------------       ------------------------------     -------------------
December 16, 1998                   110,000                     $10.9375
January 8, 1999                     127,400                      10.5625
January 11, 1999                     80,000                      10.5625
January 12, 1999                    150,000                      10.5625


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.



                               Page 3 of 10 Pages

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.





























                               Page 4 of 10 Pages



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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 1999                      BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Gregory L. Melville
                                                ------------------------------
                                                Name: Gregory L. Melville
                                                Title:   Assistant Director



                                            By: /s/ Moritz Sell
                                                ------------------------------
                                                Name: Moritz Sell
                                                Title:   Market Strategist












                               Page 5 of 10 Pages

                                                                        ANNEX A

         Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD


Name and Address          Principal Occupation
----------------          --------------------

Dr. Wolfgang Rupf         Speaker of the Managing Board of Bankgesellschaft
                          Berlin AG

Norbert Pawlowski         Member of the Managing Board of Bankgesellschaft
                          Berlin AG

Hans Leukers              Member of the Managing Board of Bankgesellschaft
                          Berlin AG

Leopold Troebinger        Member of the Managing Board of Bankgesellschaft
                          Berlin AG







                               Page 6 of 10 Pages

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
----------------                  --------------------

Christian Krueger                 Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG        AG
Konzern-Finanzen und
 Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Boehmer                     Managing Director of Bankgesellschaft Berlin
                                  AG

Peter Koenig                      Managing Director of Bankgesellschaft Berlin
                                  AG

Hans Joachim Bley                 Managing Director of Bankgesellschaft Berlin
                                  AG

Jochen W. Sawahn                  Managing Director of Bankgesellschaft Berlin
                                  AG

Dr. Joachim Preussner             Managing Director of Bankgesellschaft Berlin
                                  AG

Heinrich Honerlage                Managing Director of Bankgesellschaft Berlin
Konzern-Revision                  AG
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Stefan Traegler                   Managing Director of Bankgesellschaft Berlin
Handels Controlling               AG
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Artur Fischer                     Managing Director of Bankgesellschaft Berlin
Konzern-Organisation              AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany





                               Page 7 of 10 Pages

Name and Address                  Principal Occupation
----------------                  --------------------

Helmut Ramthun                    Managing Director of Bankgesellschaft Berlin
Konzern-Organisation              AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                  Managing Director of Bankgesellschaft Berlin
                                  AG

Wolfgang Stoechel                 Managing Director of Bankgesellschaft Berlin
                                  AG

Heinz-Dieter Gottschalk           Managing Director of Bankgesellschaft Berlin
                                  AG

Jochen Zimmermann                 Managing Director of Bankgesellschaft Berlin
                                  AG

Frank-Michael Boenke              Managing Director of Bankgesellschaft Berlin
                                  AG

Georg-Heinrich Sieveking          Managing Director of Bankgesellschaft Berlin
                                  AG

Hadi Saidi                        Managing Director of Bankgesellschaft Berlin
                                  AG

Gerhard Richter                   Managing Director of Bankgesellschaft Berlin
                                  AG

Zoe Shaw                          Managing Director of Bankgesellschaft Berlin
Asset-Backed Transaktionen        AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhaeuser  Managing Director of Bankgesellschaft Berlin
                                  AG

Guenter Laubner                   Managing Director of Bankgesellschaft Berlin
                                  AG




                               Page 8 of 10 Pages

Name and Address                 Principal Occupation
----------------                 --------------------

Mr. David Clark                  General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                  Managing Director of Bankgesellschaft Berlin
                                 AG

Serge Demoliere                  Managing Director of Bankgesellschaft Berlin
                                 AG

Hans-Werner Wilms                Managing Director of Bankgesellschaft Berlin
                                 AG

Tim Kettemann                    Managing Director of Bankgesellschaft Berlin
                                 AG

Bruno Schmidt-Voss               Managing Director of Bankgesellschaft Berlin
                                 AG

Cord-Friedrich Koening           Managing Director of Bankgesellschaft Berlin
                                 AG















                               Page 9 of 10 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.


















                               Page 10 of 10 Pages